Exhibit 99.1

Sequans Communications Announces First Quarter 2016 Financial Results

PARIS--(BUSINESS WIRE)--April 28, 2016--4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights:

Revenue: Revenue of $9.3 million decreased 15% compared to the fourth quarter of 2015 primarily as a result of the typical pattern of seasonality as well as lower sales to one customer due to an inventory adjustment. Revenue increased 93% compared to the first quarter of 2015, due to higher product sales for design wins in both the U.S. and emerging markets, as well as higher other revenue.

Gross margin: Gross margin was 47.5% compared to gross margin of 42.5% (49.5% on a non-IFRS basis) in the fourth quarter of 2015, and compared to 40.0% in the first quarter of 2015, due to a more favorable revenue mix. Fourth quarter non-IFRS gross margin excluded a provision for writing down the remaining WiMAX inventory.

Operating loss: Operating loss was $5.2 million, stable compared to an operating loss of $5.2 million in the fourth quarter of 2015 and an improvement compared to an operating loss of $8.2 million in the first quarter of 2015.

Net loss: Net loss was $9.2 million, or ($0.16) per diluted share/ADS, compared to a net loss of $9.9 million, or ($0.17) per diluted share/ADS in the fourth quarter of 2015 and a net loss of $8.0 million, or ($0.14) per diluted share/ADS in the first quarter of 2015.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the provision for WiMAX inventory, the fair-value and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $5.5 million, or ($0.09) per diluted share/ADS, compared to a non-IFRS net loss of $4.3 million, or ($0.07) per diluted share/ADS in the fourth quarter of 2015, and a non-IFRS net loss of $7.8 million, or ($0.13) per diluted share/ADS, in the first quarter of 2015.

Cash and cash equivalents: Cash position at March 31, 2016 of $6.3 million reflects lower usage of the accounts receivable financing facility ($1.6 million at March 31, 2016 compared with $6.5 million at December 31, 2015). The cash balance does not reflect the net proceeds of approximately $7 million from the issuance of convertible debt announced separately today.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2016	%*	Q4 2015**	%*	Q1 2015	%*
Revenue	$9.3		$10.9		$4.8
Gross profit	4.4	47.5%	4.6	42.5%	1.9	40.0%
Operating loss	(5.2)	(56.0%)	(5.2)	(47.7%)	(8.2)	(170.0%)
Net loss	(9.2)	(99.4%)	(9.9)	(90.7%)	(8.0)	(167.4%)
Diluted EPS	($0.16)		($0.17)		($0.14)
Weighted average number of diluted shares/ADS	59,196,482		59,145,393		59,144,741
Cash flow from (used in) operations	3.9		(2.2)		(3.6)
Cash, cash equivalents and short-term deposit at quarter-end	6.5		8.7		7.7

Additional information on non-cash items:
- WiMAX inventory provision	-		0.8		0.0
- Stock-based compensation included in operating result	0.3		0.2		0.2
- Change in the fair value of convertible debt embedded derivative	3.1		4.2		-
- Non-cash interest on convertible debt and other financing	0.4		0.3		-
Non-IFRS diluted EPS (excludes stock-based compensation, inventory provision, fair value and effective interest adjustments related to the convertible debt and its embedded derivative, and the impact of revaluation of interest-free government loan)	($0.09)		($0.07)		($0.13)

* Percentage of revenue
** Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

“We made excellent progress in our business during Q1, although a customer’s inventory correction for one product caused our revenue to be lower than expected,” said Georges Karam, Sequans CEO. “We are continuing to execute well, with several solutions receiving certification from operators including Verizon, AT&T, and NTT DoCoMo. We were the first single-mode vendor to receive VoLTE certification from Verizon for our Cat 1 platform, which is an important product differentiation. Our global router business continues to grow, and we are very pleased with the progress of our Cat 1 design wins and design-in activity for M2M and IoT devices. We are particularly excited about our early traction with our new platform supporting Cat M1 and M2 in the narrowband space, where we believe we will finalize some additional strategic alliances.

“We continue to view 2016 as a transition year, with strong growth over 2015, setting the stage for 2017 as the breakout year, driven by a full year of revenue from Cat 1 M2M and IoT applications targeting multiple operators in the U.S. and around the world, in addition to further growth in the global router business,” added Karam.

2016 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2016 to be in the range of $10 to $12 million mainly reflecting the ongoing impact of a customer’s inventory adjustment for one product, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.08) and ($0.10) for the second quarter of 2016, based on approximately 59.2 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and its embedded derivative and other financings, and any other relevant non-cash or non-recurring expenses.

Meaningful sequential revenue growth is expected throughout the year as new devices are launched in addition to the product already shipping. In addition, discussions with several potential strategic partners are continuing. When finalized, these alliances are expected to contribute to company financing and incremental revenue.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2016 today, April 28, 2016 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-288-8974 (or +1 612-332-0637 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until May 28, 2016 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 390561.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and(xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and the impact of revaluation of an interest-free government loan. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com;  www.facebook.com/sequans;  www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31	Dec 31,	March 31
	2016	2015*	2015

Revenue :
Product revenue	$5,412	$6,551	$3,988
Other revenue	3,873	4,319	820
Total revenue	9,285	10,870	4,808
Cost of revenue
Cost of product revenue	4,128	5,628	2,762
Cost of other revenue	747	621	124
Total cost of revenue	4,875	6,249	2,886
Gross profit	4,410	4,621	1,922
Operating expenses :
Research and development	6,727	6,752	6,893
Sales and marketing	1,501	1,509	1,722
General and administrative	1,378	1,540	1,483
Total operating expenses	9,606	9,801	10,098
Operating loss	(5,196)	(5,180)	(8,176)
Financial income (expense):
Interest income (expense), net	(631)	(541)	(34)
Other financial expense	-	(4)	-
Change in the fair value of convertible debt embedded derivative	(3,127)	(4,249)	-
Foreign exchange gain (loss)	(209)	234	226
Loss before income taxes	(9,163)	(9,740)	(7,984)
Income tax expense (benefit)	66	117	64
Loss	$(9,229)	$(9,857)	(8,048)
Attributable to :
Shareholders of the parent	(9,229)	(9,857)	(8,048)
Minority interests	-	-	-
Basic loss per share	($0.16)	($0.17)	($0.14)
Diluted loss per share	($0.16)	($0.17)	($0.14)
Weighted average number of shares used for computing:
— Basic	59,196,482	59,145,393	59,144,741
— Diluted	59,196,482	59,145,393	59,144,741

* Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2016	2015*

ASSETS
Non-current assets
Property, plant and equipment	$7,181	$7,116
Intangible assets	6,645	5,255
Deposits and other receivables	362	345
Available for sale assets	335	321
Total non-current assets	14,523	13,037
Current assets
Inventories	3,583	4,065
Trade receivables	8,700	16,497
Prepaid expenses and other receivables	2,930	3,170
Recoverable value added tax	1,590	541
Research tax credit receivable	3,652	2,865
Deposit maturing in less than 90 days	396	393
Cash and cash equivalents	6,059	8,288
Total current assets	26,910	35,819
Total assets	$41,433	$48,856

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,256,349 shares authorized, issued and outstanding at March 31, 2016 (59,166,741 at December 31, 2015)	$1,570	$1,568
Share premium	165,663	165,536
Other capital reserves	17,117	16,864
Accumulated deficit	(193,995)	(184,766)
Other components of equity	(361)	(450)
Total equity (deficit)	(10,006)	(1,248)
Non-current liabilities
Government grant advances, loans and other liabilities	5,437	5,385
Finance lease obligations	-	-
Convertible debt and accrued interest	9,449	8,984
Provisions	1,453	1,396
Other Liabilities	3,104	3,267
Total non-current liabilities	19,443	19,032
Current liabilities
Trade payables	12,021	9,498
Interest-bearing receivables financing	1,556	6,472
Government grant advances	810	916
Convertible debt embedded derivative	9,218	6,091
Finance lease obligations	-	12
Other current liabilities	5,145	4,604
Deferred revenue	2,895	3,162
Provisions	351	317
Total current liabilities	31,996	31,072
Total equity and liabilities	$41,433	$48,856

* Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(in thousands of US$)	2016	2015

Operating activities
Loss before income taxes	$(9,163)	$(7,984)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	796	896
Amortization and impairment of intangible assets	489	436
Share-based payment expense	253	239
Increase (decrease) in provisions	75	(255)
Financial expense (income)	631	34
Change in the fair value of convertible debt embedded derivative
Other financial expenses	3,127	-
Foreign exchange loss (gain)	243	(409)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	7,041	2,950
Decrease (Increase) in inventories	482	(47)
Decrease (Increase) in research tax credit receivable	(787)	(109)
Increase (Decrease) in trade payables and other liabilities	1,367	618
Increase (Decrease) in deferred revenue	(267)	(10)
Increase (Decrease) in government grant advances	(382)	59
Income tax paid	(41)	(13)
Net cash flow from (used in) operating activities	3,864	(3,595)

Investing activities
Purchase of intangible assets and property, plant and equipment	(1,234)	(585)
Sale (purchase) of financial assets	(31)	147
Sale of short-term investments	(3)	160
Interest received	3	10
Net cash flow used in investments activities	(1,265)	(268)

Financing activities
Proceeds from issue of warrants and exercise of stock options/warrants	129	-
Proceeds from Interest-bearing receivables financing	(4,916)	(635)
Repayment of borrowings and finance lease liabilities	(12)	(59)
Interest paid	(30)	(36)
Net cash flows used in financing activities	(4,829)	(730)

Net increase (decrease) in cash and cash equivalents	(2,230)	(4,594)
Net foreign exchange difference	1	(4)
Cash and cash equivalent at January 1	8,288	12,329
Cash and cash equivalents at end of the period	$6,059	$7,731

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31	Dec 31,	March 31
	2016	2015*	2015
Net IFRS loss as reported	$(9,229)	$(9,857)	$(8,048)
Add back
WiMAX inventory provision (1)	-	760	-
Stock-based compensation expense according to IFRS 2 (2)	254	246	238
Change in the fair value of convertible debt embedded derivative	3,127	4,249	-
Non-cash interest on Convertible debt and other financing	365	267	-
Non-IFRS loss adjusted	$(5,483)	$(4,335)	$(7,810)

IFRS basic loss per share as reported	($0.16)	($0.17)	($0.14)
Add back
WiMAX inventory provision	$0.00	$0.01	$0.00
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$1.00
Change in the fair value of convertible debt embedded derivative	$0.05	$0.07	-
Non-cash interest on Convertible debt and other financing	$0.01	$0.01	-
Non-IFRS basic loss per share	($0.09)	($0.07)	($0.13)
IFRS diluted loss per share	($0.16)	($0.17)	($0.14)
Add back
WiMAX inventory provision	$0.00	$0.01	$0.00
Stock-based compensation expense according to IFRS 2	$0.00	$0.00	$1.00
Change in the fair value of convertible debt embedded derivative	$0.05	$0.07	-
Non-cash interest on Convertible debt and other financing	$0.01	$0.01	-
Non-IFRS diluted loss per share	($0.09)	($0.07)	($0.13)

(1) All included in cost of goods sold in the IFRS loss
(2) Included in the IFRS loss as follows:
Cost of product revenue	$4	$3	$6
Research and development	108	107	101
Sales and marketing	39	29	40
General and administrative	103	107	91

* Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com